NEWS RELEASE

ALDA acquires rights to FerroHeme®, a novel, proprietary iron supplement

October 18, 2012 - Vancouver, British Columbia, Canada: Pharmaceuticals Corp. (the “Company” or “ALDA”) has entered into a binding Memorandum of Understanding to acquire FerroHeme®, a unique, highly effective dietary iron supplement and the concomitant global sales and marketing rights to the product, from Canagen Pharmaceuticals Inc. (“Canagen”) of Richmond, BC. Under the terms of the Memorandum of Understanding, ALDA will provide payments over a period of three years to reimburse Canagen for the development and goodwill costs of Ferroheme and, thereafter, pay royalties of 5% of net sales to Canagen until the earlier of five years or the total royalties paid to Canagen are equal to

50% of the acquisition cost. On full payment of the development costs and the royalties, ownership of FerroHeme® will be transferred to ALDA. By mutual agreement of ALDA and Canagen, the payments and royalties may be paid in cash or shares of ALDA, subject to the policies of the TSX Venture Exchange.

FerroHeme® has been granted Natural Product Number 80001571 by Health Canada, for the prevention and treatment of anemia and iron deficiencies, and contains a novel, proprietary hemoglobin-protein complex that is biologically identical to the iron and oxygen carrying hemoglobin in the human body. Unlike non-heme iron supplements, such as ferrous sulphate, ferrous gluconate and other synthetic iron supplements that are predominantly sold and used by consumers globally, FerroHeme® has a superior absorption profile, thus allowing full absorption and bio-availability of iron to humans, without the high incidence of gastrointestinal side effects, such as constipation, nausea and abdominal pain and, most importantly, the dangerous risks of cellular oxidative damage, iron toxicity and hemochromatosis. It also prevents sudden boosts of iron which can overwhelm the body's ability to manage the mineral.

On behalf of:

ALDA Pharmaceuticals Corp.

Terrance G. Owen, Ph.D., MBA President and CEO owen.terrance@gmail.com

604-862-3439

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves ALDA’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. ALDA generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to ALDA as of the date of this release, and ALDA assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of ALDA and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.